ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration No. 333-166221
June 14, 2011

TC PipeLines, LP
Pricing Term Sheet
$350,000,000  4.65% Senior Notes due 2021

Issuer:	TC PipeLines, LP

Ratings (Moody’s / S&P)*:	Baa2 stable / BBB stable

Security Type:	Senior Unsecured Notes

Form:	SEC Registered

Pricing Date:	June 14, 2011

Settlement Date: (T+3)	June 17, 2011

Maturity Date:	June 15, 2021

Principal Amount:	$350,000,000

Benchmark:	3.125% due May 15, 2021

Benchmark Yield:	3.101%

Spread to Benchmark:	+157 bps

Yield to Maturity:	4.671%

Coupon:	4.65%

Public Offering Price:	99.834%

Optional Redemption:

The notes will be redeemable by us, in whole or in part, at any time prior to March 15, 2021 at a redemption price equal to the greater of (1) 100% of the principal amount of the notes then outstanding to be redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) from the redemption date to the maturity date computed by discounting such payments to the redemption date on a semiannual basis, assuming a 360-day year consisting of twelve 30-day months, at a rate equal to the sum of 25 basis points plus the Adjusted Treasury Rate on the third business day prior to the redemption date, plus, in each case, unpaid interest accrued to the date of redemption. If we elect

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

to redeem the notes at any time on or after March 15, 2021, the notes will be redeemable, in whole or in part, at a redemption price equal to 100% of the principal amount of the notes then outstanding to be redeemed, plus unpaid interest accrued to the date of redemption.

Use of Proceeds:

We intend to use the net proceeds from the offering to repay the $61 million borrowed under our bridge loan facility and approximately $110 million under the revolver portion of our credit facility associated with our recent acquisition of a 25 percent interest in each of Gas Transmission Northwest LLC and Bison Pipeline LLC. The balance of the net proceeds will be used to repay approximately $175 million of the $475 million outstanding under the term loan portion of our credit facility.

Interest Payment Dates:	June 15 and December 15, commencing December 15, 2011

CUSIP / ISIN:	87233QAA6	US87233QAA67

Joint Book-Running Managers:	J.P. Morgan Securities LLC SunTrust Robinson Humphrey, Inc.

Co-Managers:	Deutsche Bank Securities Inc. HSBC Securities (USA) Inc. RBS Securities Inc. Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA, Inc.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533 or SunTrust Robinson Humphrey, Inc. toll-free at 1-800-685-4786.